

50
3/6/03



03012920

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF 3-6-03 PA

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SEC FILE NUMBER
8- 51531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-2002__ AND ENDING __12-31-2002__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Wall Street Realty Securities, Inc_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 John Street # 401
(No. and Street)

New York   _NY_   _10038_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony V. Labozzetta   _212-732-3350_
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanossian, Sardis + Co., LLP
(Name – if individual, state last, first, middle name)

700 White Plains Road   _Scarsdale_   _NY_   _10583_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING
MAR 05 2003
WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 17a-5(e)(2)

SEC 1410 (06-02)

JAN 21 2003



SANOSSIAN, SARDIS & CO., LLP

OATH OR AFFIRMATION

I, _Anthony V Cabozzetta_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wall Street Realty Securities, Inc_ , as of _December 31_ , 200_2_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WALL STREET REALTY SECURITIES, INC.
SEC I.D. No. 8-51531

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE

Filed Pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



SANOSSIAN, SARDIS & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

700 WHITE PLAINS ROAD
SCARSDALE, NEW YORK 10583-5063
(914) 725-9800 • FAX (914) 725-9858

GEORGE O. SANOSSIAN
* JACK N. SARDIS

* ALSO LICENSED IN NJ

To the Board of Directors and Stockholder
Wall Street Realty Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Wall Street Realty Securities, Inc. (the Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Realty Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Sanossian, Sardis + Co., LLP

February 27, 2003

Filed Pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
AS A PUBLIC DOCUMENT

WALL STREET REALTY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets

Current assets:	
Cash and cash equivalent	$ 6,763
Total current assets	6,763
Total assets	$ 6,763

See auditors' report and notes to financial statements.

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Liabilities and stockholder's equity

Current liabilities		
Income taxes payable	$	400
Accrued expenses		1,150
Shareholder loan		55
Total liabilities		1,605
Stockholder's equity:		
Common stock		5,000
Additional paid-in capital		1,400
Accumulated deficit		(1,242)
Total stockholder's equity		5,158
Total liabilities and stockholder's equity	$	6,763

See auditors' report and notes to financial statements

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Wall Street Realty Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Wall Street Realty Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss with unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements to conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would by material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 27, 2003

Sanossian, Sardis + Co., LLP

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS